UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

COMMISSION FILE NUMBER 001-38455

MorphoSys AG

Semmelweisstrasse 7
82152 Planegg
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 16, 2022, MorphoSys AG (the “Company”) published the third quarter and first nine months report January – September 2022 attached hereto as Exhibit 99.1.

Exhibit 99.1 to this report on Form 6-K is incorporated by reference, other than the information under the Sections “Proprietary Clinical Development” on pages 8-12 and “Financial Guidance” on page 20, in the registration statement on Form S-8 (File No. 333-265727) of MorphoSys AG and in the outstanding prospectus contained in such registration statement.

Exhibits

99.1    Third Quarter and First Nine Months Report January –September 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

    MORPHOSYS AG (Registrant)

Date: November 16, 2022    By:    /s/ i.A. Isabelle Degbegni
        Name: Isabelle Degbegni
        Title:    Director Investor Relations

    By:    /s/ i.A. Robert Mayer
        Name: Dr. Robert Mayer
        Title:    Director Investor Relations